Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen 518000

The People’s Republic of China

January 6, 2025

VIA EDGAR

Ms. Christine Dietz

Ms. Chen Chen

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xunlei Limited (the “Company”)
Form 20-F for the fiscal year ended December 31, 2023
Response dated September 6, 2024
File No. 001-35224

Dear Ms. Dietz and Ms. Chen,

The Company has received the letter dated December 10, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024 (the “2023 Form 20-F”) and the Company’s correspondence filed with the Commission on September 6, 2024. The Company has previously submitted a letter on December 18, 2024 to the Staff to request an extension to the deadline for responding to the Letter to January 9, 2025.

The Company respectfully requests a further extension of the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare thorough responses and the Christmas and the New Year holidays that overlap with the initial response period. The Company will provide its response to the Letter as soon as possible prior, no later than January 23, 2025.

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at zhounaijiang@xunlei.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name: Naijiang (Eric) Zhou
Title: Chief Financial Officer

cc:	Jinbo Li, Chairman of the Board and Chief Executive Officer, Xunlei Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP